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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe Street, 8th Floor
(No. and Street)

Houston	Texas	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Arnold 713-993-4066
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name -- *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800	Houston	Texas	77046
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Chris Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Chief Financial Officer

Title

____

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALIENT CAPITAL, L.P.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

SALIENT CAPITAL, L.P.
FINANCIAL STATEMENTS

CONTENTS

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Partners and Management of
Salient Capital, L.P.

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the Partnership) as of December 31, 2016. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. at December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 28, 2017

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 602,246
Accounts receivable - trade	28,122
Due from affiliates	3,975
Prepaid expenses and other	68,203
TOTAL ASSETS	$ 702,546
LIABILITIES AND PARTNERS' DEFICIT	
LIABILITIES	
Accrued expenses	$ 40,799
Due to affiliates	767,529
TOTAL LIABILITIES	808,328
PARTNERS' DEFICIT	
General Partner	(105,782)
Limited Partner	-
TOTAL PARTNERS' DEFICIT	(105,782)
TOTAL LIABILITIES AND PARTNERS' DEFICIT	$ 702,546

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") and operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Partnership carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Partnership and its customers through one or more bank accounts, each designated as Special Account for the Exclusive Benefit of Customers. Because the Partnership effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Partnership does not maintain a Special Account. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

As of December 31, 2016, the Partnership was registered as a limited broker-dealer in 52 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash Equivalents

The Partnership considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2016, the Partnership has approximately $100,723 of cash equivalents.

Accounts Receivable

The Partnership's receivables arise primarily from placement fees due from customers, and are generally due within thirty days.

The need for an allowance for doubtful accounts is based on management's assessment of the collectability of specific accounts, the aging of the receivable, historical experience, and other currently available evidence. If actual defaults are higher than the historical experience, management's estimates of the recoverability of amounts due the Partnership could be adversely affected. As of December 31, 2016, no allowance has been recorded.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

The Partnership follows the guidance issued in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process.

A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of December 31, 2016, there were no amounts that had been accrued with respect to uncertain tax positions. Additionally, the Partnership did not incur any interest or penalties.

The Partnership has an annual federal partnership tax filing requirement (Form 1065). Additionally, the Partnership has an annual Texas franchise tax filing requirement. None of the Partnership's income tax returns are currently under examination by the Internal Revenue Service or the Texas Comptroller of Public Accounts. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local laws.

2. Net capital requirement

The Partnership as a broker-dealer registered with the SEC, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Partnership's net capital was $(206,082), which was $(259,997) below its minimum requirement of $53,915.

The deficiency in capital was discovered in February 2017 and existed as of the date of the financial statements. The Partnership's ratio of aggregate indebtedness to net capital as of the date of the financial statements was 392:1 which was not in compliance with Rule 15c3-1. To correct the deficiency, a capital of $400,000, which was in excess of the amount required to correct the net capital deficiency, was made on February 26, 2017. FINRA and the SEC were notified of the noncompliance and deficiency and the subsequent correction.

The Partnership may be subject to fines or other disciplinary measures, which are unknown as of the date of the financial statements. The partners will be restricted from withdrawing capital for the next twelve months, at minimum.

3. Related party transactions

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays certain overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days' written notice.

3. Related party transactions (continued)

At December 31, 2016, the Partnership was due $3,975 from its limited partner and other affiliates and owed its limited partner and other affiliates $767,529.

4. Concentrations of Credit Risk

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of December 31, 2016, the Partnership had $352,246 in excess of federally insured amounts.

5. Subordinated Debt Obligations

During the year ended December 31, 2016, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

6. Subsequent Events

The Partnership has evaluated all events for recognition and disclosure subsequent to December 31, 2016 through February 28, 2017, the date these financial statements were available to be issued.

On February 26, 2017, a capital infusion of $400,000, which was in excess of the amount that was required to correct the net capital deficiency, was made by the sole limited partner.